Exhibit 99.1

Prestige Wealth Inc. (NASDAQ: AURE) Completes $134 Million Purchase of Tether

Gold (XAU₮)

Prestige Wealth Inc. to be Renamed to Aurelion Inc., Subject to Customary Approvals

Aurelion Treasury, Anchored by Antalpha (NASDAQ: ANTA), is NASDAQ’s First Tether Gold Treasury

HONG KONG, Oct. 14, 2025 (PR NEWSWIRE)--Prestige Wealth Inc. (NASDAQ: AURE) (the “Company”, “Aurelion” after renaming) today announced the purchase of $134 million in Tether Gold (XAU₮) at an average price of $4,021.81 per XAU₮. Aurelion, NASDAQ’s first Tether Gold (XAU₮) Treasury, began to trade under the symbol (NASDAQ: AURE) on October 13, 2025; it previously traded under the symbol (NASDAQ: PWM).

The Company plans to be renamed to “Aurelion Inc.,” subject to customary approvals.

“This marks a defining milestone for Aurelion and for the broader adoption of tokenized gold. By establishing the first NASDAQ Tether Gold (XAU₮) Treasury, we are demonstrating how trusted, time-tested assets can now exist transparently on-chain. We are deeply committed to managing our holdings with discipline, reporting with transparency, and putting our assets to work responsibly to generate yield. Our mission is to provide stability and confidence for savers, builders and institutions in an increasingly digital financial landscape,” said Björn Schmidtke, CEO of Aurelion.

“By merging the stability of physical gold with the efficiency and transparency of blockchain, Aurelion is redefining what a modern digital treasury can be. This structure offers daily on-chain verification, regulatory compliance and the potential for yield generation. With Antalpha, a leading digital asset lending platform, as our strategic partner and controlling shareholder, Aurelion is well positioned to bridge traditional finance and the blockchain economy, unlocking a new phase of growth for tokenized gold,” continued Mr. Schmidtke.

On October 10, 2025, Aurelion announced that it closed a financing round of approximately $150 million, which includes approximately $100 million in PIPE proceeds and a $50 million, three-year senior debt facility. Antalpha Platform Holding Company (NASDAQ: ANTA) (“Antalpha”), a leading institutional digital asset financing platform, invested $43 million in the $100 million PIPE and acquired a controlling voting interest in Aurelion.

About Aurelion

Aurelion (NASDAQ: AURE), NASDAQ’s first Tether Gold (XAU₮) Treasury, combines the stability of physical gold with the efficiency of blockchain, providing the public and institutions access to tokenized gold that could serve as a safe haven to inflation, currency devaluation and crypto volatility. Aurelion, a subsidiary of Antalpha (NASDAQ: ANTA), plans to lend its unencumbered Tether Gold to Antalpha as collateral and receive a technology fee in return. Antalpha will assume all default risk from funding derived from lending the borrowed collateral to its end customers. In parallel, Aurelion will continue its wealth management and asset management services.

About Tether Gold (XAU₮)

Tether Gold (XAU₮) is a digital asset offered by TG Commodities, S.A. de C.V. One full XAU₮ token represents one troy fine ounce of gold on a London Good Delivery bar. XAU₮ is available as an ERC-20 token on the Ethereum blockchain. The token can be traded or moved easily 24/7. XAU₮ allocated gold is identifiable with a unique serial number, purity, and weight, and is redeemable.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements of historical facts are “forward-looking statements”. These statements may be identified by words “anticipate,” “aspire,” “intend,” “plan,” “offer,” “goal,” “objective,” “potential,” “seek,” “believe,” “project,” “estimate,” “expect,” “forecast,” “assume,” “strategy,” “target,” “trend,” “future,” “likely,” “may,” “should,” “could”, “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this press release. These statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the relevant business, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Each of these forward-looking statements involves risks and uncertainties that could cause the Company’s future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: the impacts of macroeconomic conditions, heightened inflation and uncertain credit and financial markets, on the Company’s business and financial position; changes in expected or existing competition; changes in the regulatory environment; unexpected litigation or other disputes; risks related to the new XAU₮ treasury program; the risk that the Company’s share price may be highly correlated to the price of the XAU₮ that it holds; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; and general market, political, and economic conditions in the countries in which the Company operates. Other factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this press release are identified under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the SEC on February 13, 2025, in Exhibit A to the form of subscription agreements filed as Exhibits 10.1 and 10.2 to the Company’s Form 6-K filed with the SEC on October 10, 2025 and in other filings that the Company makes and will make with the SEC in the future. The Company expressly disclaims any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

Contacts

Investor Contact: ir@aurelion.com